Lakeland Bancorp, Inc.

250 Oak Ridge Road

Oak Ridge, New Jersey 07438

September 17, 2009

Justin Dobbie, Esq.

Attorney Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Lakeland Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 16, 2009
Form 10-Q for Period Ended June 30, 2009
Filed August 10, 2009
File No. 000-17820

Dear Mr. Dobbie:

Lakeland Bancorp, Inc. (the “Company”) is in receipt of your letter to Thomas J. Shara, the Company’s President and Chief Executive Officer, dated September 2, 2009. The Company has set forth below each SEC comment verbatim, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2008

1. SEC Comment:	We note your response to our prior comment 8. We are unable to agree with your determination that the performance targets in question are confidential due to the potential for competitive harm to the company. Please provide us with your proposed revised disclosure that includes the performance targets for 2008 and confirm that the company will disclose similar performance targets in future filings.

Company Response:	The Company used pre-determined specific performance targets of (a) increase in net income and (b) maintenance of credit quality thresholds in determining cash bonuses for the named executive officers for 2008.

Justin Dobbie, Esq. Page 2	September 17, 2009

For 2008, the Company’s net income performance target was a 17% increase in net income over the prior year. The Company’s minimum credit quality thresholds were (i) the ratio of loans having delinquencies of 30 days and over to total loans (calculated as the weighted average as of the end of each of the four quarters for 2008) being less than or equal to 2.75%, and (ii) the number of double downgrades by either regulatory agencies or the Company’s external loan review consultant of commercial loan facilities having principal balances of $500,000 or greater resulting in a reclassification of such facilities to substandard or lower being limited to seven or less. Both of the credit quality thresholds were achieved for 2008.

The Company’s net income for 2007 was $18.0 million, and, accordingly, the net income target for 2008 was $21.0 million (“2008 Net Income Target”). Under the 2008 plan, for each full percentage point by which actual 2008 net income fell below the 2008 Net Income Target, the bonus amount payable to each named executive officer would decrease by 2%, provided that if actual 2008 net income was less than 88% of the 2008 Net Income Target (or if credit quality thresholds were not achieved), no bonuses would be payable to the named executive officers under the 2008 plan. For each full percentage point by which actual 2008 net income exceeded the 2008 Net Income Target, the bonus amount payable to each named executive officer would increase by 3%. There was no maximum bonus amount payable under the plan for 2008. Please also see the Company’s August 17, 2009 response to SEC Comment 9, as set forth in the SEC’s letter dated July 20, 2009, for the minimum and maximum amounts that could have been achieved for each named executive officer for 2008.

As stated in the 2009 proxy statement, based on the Company’s net income of $15.2 million for 2008, which amount fell below the minimum bonus eligibility range of the 2008 Net Income Target, the Compensation Committee determined that no bonuses should be awarded to any of the named executive officers.

Disclosures, substantially similar to those set forth above, shall be included in the Company’s 2010 proxy statement with respect to 2009 compensation. Similar disclosures will be made in subsequent future filings, if applicable.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Justin Dobbie, Esq. Page 3	September 17, 2009

Note 6-Investment Securities, page 9

2. SEC Comment:	We note your investment securities in an unrealized loss position for 12 months or longer include mortgage-backed securities and corporate securities. For your corporate securities, you state that you also consider whether you intend to sell the security, whether you will be required to sell the security, or whether management expects to recover the entire amortized cost of the security in determining whether such securities are other than temporarily impaired. It is not clear from your disclosure whether you make these same considerations when determining whether your mortgage-backed securities are other-than-temporarily impaired. Please tell us and revise your future filings to clarify your policy with respect to your mortgage backed securities. Refer to paragraphs 20-22 of FSP FAS 115-2 and FAS 124-2.

Company Response:	The investment securities, including the mortgage backed securities and corporate securities, are evaluated on a periodic basis to determine if factors are identified that would require further analysis. In evaluating the Company’s mortgage backed securities, management considers the following items:

• the credit ratings of the underlying issuer and if any changes in that rating have occurred;

•     the Company’s ability and intent to hold the securities, including an evaluation of the need to sell the security to meet certain liquidity measures, or whether the Company has sufficient levels of cash to hold the identified security in order to recover the entire amortized cost of the security;

• the length of time the security’s fair value has been less than amortized cost; and

• adverse conditions related to the security or its issuer if the issuer has failed to make scheduled payments or other factors.

In future filings, the disclosures will be more specific as to how mortgage backed securities are evaluated for other-than-temporary impairment.

Note 11 – Preferred Stock, page 15

Justin Dobbie, Esq. Page 4	September 17, 2009

3. SEC Comment:	We have reviewed your revised disclosure in response to our prior comment 13. Please explain why you believe it is appropriate, when determining the fair value of the preferred shares, to discount the cash flows from the contractual dividends over a 10 year period while assuming a 5 year amortization period for the related discount. Clarify how you determined the expected life of the preferred shares (5 years vs. 10 yrs). If you determine your prior computations should be revised, provide us with a materiality analysis that quantifies the impact on your financial statements for the affected periods.

Company Response:	Management discounted the cash flows of the contractual dividends over a 10 year period to correspond with the payment period of the dividends. The discount is being amortized over the initial 5% dividend period of 5 years. Based upon SAB Topic 5Q, this amortization period is consistent with the guidance on increasing rate dividends. In addition, management intends to retire the preferred shares before the preferred dividend rate increases from 5% to 9% in year five.

Exhibits 31.1 and 31.2

4. SEC Comment:	We note your response to our prior comment 12. We also note that you have replaced the word “report” with “quarterly report” in paragraphs 2 and 3 of the certifications. In future filings, the certifications should be revised to conform with Item 601(b)(31) of Regulation S-K.

Company Response:	The Company hereby confirms that in future filings the certifications will conform to the exact language contained in Item 601(b)(31) of Regulation S-K.

Closing Comments

The Company hereby acknowledges that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Justin Dobbie, Esq. Page 5	September 17, 2009

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call me at 973-697-2000 ext. 274, or if you cannot reach me, our outside corporate counsel, Laura R. Kuntz of Lowenstein Sandler PC, at 973-597-2398.

Very truly yours

LAKELAND BANCORP, INC.

By:	/s/ Timothy J. Matteson
Timothy J. Matteson
Senior Vice President and General Counsel

cc:	Peter H. Ehrenberg, Esq.
Laura R. Kuntz, Esq.